SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                   FORM 6-K/A

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of: April 2002

                                     ABB Ltd
               (Exact name of registrant as specified in charter)

                                       N/A
                 (Translation of registrant's name into English)

                                   Switzerland
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
                    (Address of principal executive offices)

                  Registrant's telephone number, international:
                              + 011-41-1-317-7111



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F
                               ---                      ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                       No   X
                        ---                       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K/A amends Form 6-K filed on April 24, 2002. In that Form 6-K, certain attachments to the press release of ABB Ltd., dated April 24, 2002 were inadvertently omitted. This filing amends the original filing by including all such attachments.

Press Release

For your business and technology editors

ABB's operational and financial restructuring on track


Four divisions report order increases over Q4 2001

-    Net income US$ 114 million in Q1

-    EBIT margin in line with outlook of 4-5 percent

-    Operational cash flow seasonally negative, but stronger than in Q1 2001

- Total orders down 5 percent in local currencies from Q4, but four divisions report increases

-    ABB to combine most industry customer activities into one division

-    Financial strategy progressing on plan

Zurich, Switzerland, April 24, 2002 - ABB said today its net income for the first quarter of 2002 was US$ 114 million, compared with US$ 138 million in the same period last year. Its first quarter EBIT margin (4.5 percent) was in line with its 2002 target. Operational cash flow, at US$ -138 million, was stronger than in the first quarter of 2001 (US$ -217 million).

Four divisions increased orders in local currencies in the first quarter, compared to the fourth quarter of 2001. Automation Technology Products grew by 11 percent, Power Technology Products by 21 percent, Process Industries by 12 percent and Manufacturing and Consumer Industries by 3 percent in local currencies. Total group orders decreased 5 percent compared with the previous quarter. The order backlog has grown to more than US$ 13.7 billion, an increase of 4 percent in local currencies since the end of 2001.

Compared to a strong first quarter last year, total orders were down 15 percent in local currencies. Orders from strategic customers declined less, by only 5 percent.

"We see some favorable early signs in order development, notably in the Power and Automation Technology Products divisions," said Jorgen Centerman, ABB president and CEO. "It is too soon to say if we have a broader upturn ahead, but we are confident ABB will reach its revenue and margin targets for the year. Operationally and financially, we're on track."

ABB cut another 2,200 jobs in the first quarter, partly through natural attrition. Restructuring provisions were US$ 55 million.

In line with its strategy to focus on power and automation technologies for utility and industry customers, ABB announced it intends to divest the Building Systems business area, currently part of the Manufacturing and Consumer Industries division. The other three business areas in the Manufacturing and Consumer Industries division will be combined with the Process Industries division in a newly-created Industries division.

ABB reported good progress in implementing its financing strategy. The company will complete the amendment of its US$ 3 billion credit facility tomorrow and confirmed that nearly all of its original 24 relationship banks have committed to participate. ABB also confirmed it is on track to reduce net debt by at least US$ 1.5 billion in 2002, partly through the divestment of Structured Finance businesses and other asset sales.

In regard to asbestos claims pending against Combustion Engineering, a US subsidiary, ABB said that about 13,300 claims were settled in the first quarter, more than 50 percent without payment. As a result of intensified efforts to identify and settle valid claims and dispute claims that appear baseless, the number of pending claims remained at around 94,000 after the first quarter. Settlement costs prior to insurance reimbursement were US$ 51 million, up from US$ 37 million in the first quarter last year.

--------------------------------------------- ------------------ ---------------- ----------- ----------------------
US$ in millions, except per share data         Jan - March 2002   Jan-March 2001    Change       Change in local
                                                                                                   currencies
--------------------------------------------- ------------------ ---------------- ----------- ----------------------
Orders                                                    5,523            6,786       - 19%                  - 15%
--------------------------------------------- ------------------ ---------------- ----------- ----------------------
Revenues                                                  5,149            5,380        - 4%                   - 1%
--------------------------------------------- ------------------ ---------------- ----------- ----------------------
Earnings before interest and taxes (EBIT)                   235              334       - 30%                  - 25%
--------------------------------------------- ------------------ ---------------- ----------- ----------------------
Income  from continuing operations                          108              201       - 46%
--------------------------------------------- ------------------ ---------------- ----------- ----------------------
Income (loss) from  extraordinary items and                   6             (63)
accounting changes


--------------------------------------------- ------------------ ---------------- ----------- ----------------------
Net income                                                  114              138       - 17%
--------------------------------------------- ------------------ ---------------- ----------- ----------------------
Earnings per share (US$)
Income  from continuing operations, basic
and diluted:                                               0.10             0.17
Net income, basic and diluted:                             0.10             0.12


--------------------------------------------- ------------------ ---------------- ----------- ----------------------
EBITDA                                                      387              524       - 26%                  - 22%
--------------------------------------------- ------------------ ---------------- ----------- ----------------------
Net cash used in operating activities                     (138)            (217)
--------------------------------------------- ------------------ ---------------- ----------- ----------------------


Organizational and management changes

Dinesh Paliwal, head of the former Process Industries division, will head the newly created Industries division.

Jan Secher, previously head of the Manufacturing and Consumer Industries division, will take over from Eric Drewery as head of Group Processes, the division driving the implementation of common processes and shared services throughout ABB. Secher will also retain responsibility for the business area Building Systems, and oversee its divestment.

Drewery is retiring for health reasons after a long, distinguished career with ABB. Formerly head of ABB's organization in the U.K., he led the Group Transformation unit last year and assumed responsibility for Group Processes early this year.

The ABB Board of Directors appointed Bernhard Jucker, 47, new head of the Automation Technology Products division. Jucker, a Swiss citizen, has headed the Drives and Power Electronics business area in the Automation Technology Products division since November 2000. Jucker succeeds Jouko Karvinen, who has accepted an offer from Philips to head its medical systems business.

Key financial developments

First quarter orders decreased 15 percent expressed in local currencies compared with the same period in 2001, or 19 percent in nominal terms, to US$ 5,523 million. Year-on-year, all divisions except Power Technology Products reported lower orders compared to the first quarter of 2001.

Base orders (orders below US$ 15 million) represented 88 percent of total first quarter orders. Base orders declined about 14 percent in local currencies compared with the first quarter of 2001, or around 17 percent in nominal terms. Large orders fell by 28 percent in both local and nominal currency terms.

First quarter revenues were flat in local currencies, and decreased 4 percent in nominal terms to US$ 5,149 million. Oil, Gas and Petrochemicals and Power Technology Products reported double digit growth on the back of a strong order backlog and continued demand for power transmission equipment, respectively.

The order backlog has increased by 2 percent to US$ 13,754 million, or 4 percent in local currencies, since year-end 2001.

EBIT for the first quarter of 2002 was US$ 235 million, some 30 percent lower than the same period last year. EBIT included other income of US$ 18 million, comprising restructuring charges of US$ 55 million (Q1 2001: US$ 6 million), capital gains of US$ 58 million (Q1 2001: US$ 3 million), US$ 7 million for write-down of assets (Q1 2001: US$ 1 million), and income from equity accounted companies, licenses and other of US$ 22 million (Q1 2001: US$ 52 million).

After net interest expense and taxes, income from continuing operations was US$ 108 million, 46 percent below first quarter 2001.

Net income decreased by 17 percent to US$ 114 million in the first quarter compared with the same period last year.

Net cash from operating activities improved year-on-year, but was negative US$ 138 million. In line with ABB's usual quarterly pattern, working capital increased slightly from historically low levels at the end of 2001 and certain non-cash one-time charges became cash-effective, including restructuring charges.


Balance sheet and liquidity

Cash and marketable securities totaled US$ 6,583 million at March 31, 2002. Net debt (defined as short-, medium- and long-term debt less cash and marketable securities) increased to US$ 4,487 million from US$ 4,077 million at the end of 2001.

In December 2001, the company established a US$ 3 billion committed bank facility. ABB drew down US$ 2,845 million under this facility in March, securing more than enough cash to meet all its commercial paper obligations maturing during the remainder of 2002. The drawdown did not increase ABB's net debt, but replaced other short-term borrowings and added to cash equivalents.

ABB's liquidity was further strengthened on April 2 when its lead banks committed to fully underwrite the amended US$ 3 billion credit facility.

As part of its goal to extend the maturity profile of its debt, ABB announced that it will issue a combination of convertible and straight bonds in the second quarter of 2002. ABB will start a bond investor road show on April 30 and plans to price and launch its straight bond issue in mid-May.

Outlook<F1>

--------------------------------------

<F1> Assumes no major currency effects and excludes major acquisitions and divestments

The outlook remains unchanged. For 2002, revenues are expected to be flat in comparison to 2001. EBIT margin for the full year 2002 is expected to be in the range of 4-5 percent. EBIT and net cash from operations are expected to be stronger in the second half of 2002 than in the first half.

ABB's target is to grow revenues on average by 6 percent annually in the period 2001-2005. EBIT margin is expected to reach 9-10 percent by 2005.

Employees

As of March 31, 2002, ABB employed 151,829 people compared to 156,865 at year-end 2001. Since June 30, 2001, the number of jobs (excluding acquisitions and divestments) decreased by more than 9,300.

Asbestos update

New claims filed during the first quarter of 2002 in connection with asbestos litigation against Combustion Engineering, a U.S. subsidiary, were about 14,300, a decrease of 5 percent compared to the fourth quarter of 2001.

Of about 13,300 claims settled during the period, more than 50 percent were settled without payment.

Settlement costs prior to insurance reimbursement were US$ 51 million, up from US$ 37 million in the first quarter last year.

As a result of intensified efforts to identify and settle valid claims and dispute claims that appear baseless, the number of pending claims remained at around 94,000 after the first quarter.

Combustion Engineering considers that the full-year trends for 2002 for new claim filings, claims settled and cash settlements cannot be reliably estimated based on the first quarter developments and does not consider it necessary to change provisions.

Technology

Industrial IT, a common systems integration architecture, harmonizes all ABB offerings and allows the inclusion of third-party products in ABB's installations for utility and industry customers.

The process of certifying ABB products to its Industrial IT standards was well ahead of schedule by the end of the first quarter of 2002. Some 9,000 ABB products and product lines have now been certified. Close to 8,000 were certified in the first quarter and ABB is committed to ratify all relevant products and product lines by year-end - a total of about 40,000.

ABB opened a research and development center in the Indian city of Bangalore to concentrate on software development and Industrial IT. Some 50 software engineers and programmers are working at the center.

Board of directors

The ABB Board of Directors, in its first meeting for 2002, constituted two board committees designed to strengthen ABB's corporate governance. The Nomination and Compensation Committee will be headed by board chairman Jurgen Dormann, with Martin Ebner and Hans Ulrich Maerki as other members. Bernard Voss will head the Finance and Audit committee, whose other members are Jacob Wallenberg and Roger Agnelli.

Division reviews

Power and Automation Technology Products serve their customers through external channel partners and ABB's end-user divisions. As part of ABB's customer-centric strategy, some customers are progressively being served directly by channel partners such as wholesalers, systems integrators and distributors. As a result, orders, revenues and earnings associated with these customers are no longer reflected in the end-user divisions. At the same time, internal eliminations (currently presented in the line item Corporate/Other) decrease accordingly. There is no impact on the Group's consolidated results.

The ABB Group's reporting currency is the U.S. dollar, which strengthened against most of ABB's local currencies since last year. The strengthened dollar continued to impact results unfavorably during the first quarter. All figures reflect the first three months activity and, except for EBIT margins, comments refer to local currency figures.

EBIT excluding capital gains is shown only if the aggregate of such gains for the division is material (in any case, if capital gains represent more than 10 percent of divisional EBIT).

Utilities

------------------------------------ ---------------- ----------------- ---------------- -----------------
   US$ in millions, except where         Jan - March   Jan- March 2001           Change            Change
             indicated                          2002                                             in local
                                                                                               currencies
------------------------------------ ---------------- ----------------- ---------------- -----------------
Orders                                         1,455             1,700            - 14%             - 11%
------------------------------------ ---------------- ----------------- ---------------- -----------------
Revenues                                       1,075             1,196            - 10%              - 7%
------------------------------------ ---------------- ----------------- ---------------- -----------------
               EBIT                               32                40            - 20%             - 17%
------------------------------------ ---------------- ----------------- ---------------- -----------------
            EBIT margin                         3.0%              3.3%
------------------------------------ ---------------- ----------------- ---------------- -----------------

In the Americas, demand from independent power producers for plant and control systems slowed. In several key markets investment shifted from power sources to transmission and distribution.

Highlights of the quarter included a US$ 50 million order to install a new high-voltage direct current transmission system between the eastern and western power grids of the U.S., scheduled to enter commercial operation in October 2003. The division simplified its business structure, reducing the number of business areas to three. This sharpened its focus on growing consulting and field service business, as well as reducing cost overheads.

First quarter orders declined 11 percent due to lower base orders, mainly because Power Technology Products served progressively more customers via channel partners. Base orders also declined as a result of the slowdown in the power generator and substations business. The decline in base orders was partly offset by higher large orders.

Revenues decreased 7 percent in line with the lower volume of base orders. The decline was partly offset by increased sales in Utility Automation and Utility Partner business areas.

EBIT fell 17 percent mainly on lower product sales, although underlying operational performance actually improved on a like-for-like basis. EBIT margin was 3 percent.


Process Industries

------------------------------------ ---------------- ---------------- ----------------- ----------------
   US$ in millions, except where         Jan - March  Jan- March 2001            Change           Change
             indicated                          2002                                            in local
                                                                                              currencies
------------------------------------ ---------------- ---------------- ----------------- ----------------
Orders                                           808            1,055             - 23%            - 19%
------------------------------------ ---------------- ---------------- ----------------- ----------------
Revenues                                         633              775             - 18%            - 15%
------------------------------------ ---------------- ---------------- ----------------- ----------------
EBIT                                              30               35             - 14%            - 12%
------------------------------------ ---------------- ---------------- ----------------- ----------------
EBIT margin                                     4.7%             4.5%
------------------------------------ ---------------- ---------------- ----------------- ----------------

The slowdown in the world economy continued to have a negative impact on customer demand in the process industries, as many customers reduced or delayed capital expenditures. Nevertheless, the division established several new alliances and frame agreements, and has put in place its new service organization.

Highlights of the first quarter included new product launches, including ProduceIT ME and Industrial IT for Basic Quality Control, aimed respectively at the fast-growing pharmaceuticals and Chinese paper machine markets.

Orders decreased 19 percent compared with the first quarter of 2001. This was largely due to selected customers being served more directly by channel partners selling ABB's automation and power technology products. Compared with the third and fourth quarters of 2001, first quarter orders showed double digit increases
- largely driven by strong growth in Paper, Printing, Metals and Minerals.

Reflecting the order downturn in the second half of 2001, first quarter revenues declined by 15 percent. Excluding ABB product sales now handled via channel partners, revenues increased in Marine and Turbocharging and Petroleum, Chemical and Life Sciences.

First quarter EBIT decreased 12 percent, mainly due to the drop in year-on-year volumes for Paper, Printing, Metals and Minerals. EBIT reported by all other business areas was flat or improved. EBIT margin increased slightly to 4.7 percent as a result of cost-cutting to improve productivity, including a 2 percent reduction in jobs during the first quarter.

Manufacturing and Consumer Industries

------------------------------------ ---------------- ---------------- ----------------- ----------------
   US$ in millions, except where         Jan - March  Jan- March 2001            Change           Change
             indicated                          2002                                            in local
                                                                                              currencies
------------------------------------ ---------------- ---------------- ----------------- ----------------
Orders                                           959            1,337             - 28%            - 25%
------------------------------------ ---------------- ---------------- ----------------- ----------------
Revenues                                         841            1,163             - 28%            - 24%
------------------------------------ ---------------- ---------------- ----------------- ----------------
EBIT                                             - 6               37                NA               NA
------------------------------------ ---------------- ---------------- ----------------- ----------------
EBIT margin                                       NA             3.2%
------------------------------------ ---------------- ---------------- ----------------- ----------------


Despite continued low investment levels in most manufacturing and consumer industries - electronics, computers, telecoms and automotive - there were cautious signs of recovery in specific market segments. The building construction market continued to weaken, particularly in Europe.

First quarter orders dropped 25 percent compared with the same period last year, with the sharpest decline in Building Systems. Orders were up 3 percent versus the fourth quarter, reflecting higher order intake in all business areas except Logistics Systems

Year-on-year, first quarter revenues were down by 24 percent. The largest reductions were in Automotive and Building Systems, reflecting both lower order backlogs and reduced product sales. Lower product sales resulted from the transfer of smaller customers to more direct supply by ABB's product divisions.

EBIT was a loss of US$ 6 million for the first quarter, mainly due to low volumes and restructuring costs.

Oil, Gas and Petrochemicals

------------------------------------ ---------------- ---------------- ----------------- ----------------
   US$ in millions, except where         Jan - March  Jan- March 2001            Change           Change
             indicated                          2002                                            in local
                                                                                              currencies
------------------------------------ ---------------- ---------------- ----------------- ----------------
              Orders                             627              961             - 35%            - 34%
------------------------------------ ---------------- ---------------- ----------------- ----------------
Revenues                                         972              769             + 26%            + 29%
------------------------------------ ---------------- ---------------- ----------------- ----------------
EBIT                                              45               41             + 10%            + 10%
------------------------------------ ---------------- ---------------- ----------------- ----------------
EBIT margin                                     4.6%             5.3%
------------------------------------ ---------------- ---------------- ----------------- ----------------

In Upstream markets, oil prices have recently recovered and are again within the US$ 22 - 28 per barrel OPEC band, mainly as a result of fears over the Middle East conflict. Higher prices have not resulted in significantly increased investment, however, as the longer-term outlook remains uncertain. In Downstream, low levels of activity have continued into the first quarter of 2002.

Highlights of the quarter included a US$ 165 million contract to expand an ethylene plant in Poland, as well an important ethylbenzene technology conversion project with Dow Chemical, a strategic alliance with China Petroleum & Chemical Corporation, and a maintenance and modification frame agreement with the Norwegian Statoil company for several of its installations.

Orders decreased 34 percent compared with first quarter 2001, which had a particularly high order intake. Several large Upstream projects were awarded in the first quarter, as well as important technology license projects in Downstream.

First quarter revenues increased 29 percent overall, fed by Upstream's high order backlog. Downstream revenues also increased, but more modestly given its lower backlog.

EBIT increased 10 percent compared with first quarter 2001, although EBIT margin decreased to 4.6 percent.

Power Technology Products

------------------------------------ ---------------- ---------------- ----------------- ----------------
   US$ in millions, except where         Jan - March  Jan- March 2001            Change           Change
             indicated                          2002                                            in local
                                                                                              currencies
------------------------------------ ---------------- ---------------- ----------------- ----------------
Orders                                         1,133            1,105             +  3%             +  7%
------------------------------------ ---------------- ---------------- ----------------- ----------------
Revenues                                         992              855             + 16%             + 21%
------------------------------------ ---------------- ---------------- ----------------- ----------------
EBIT                                              66               64              + 3%             +  6%
------------------------------------ ---------------- ---------------- ----------------- ----------------
EBIT margin                                     6.7%             7.5%
------------------------------------ ---------------- ---------------- ----------------- ----------------

Good demand continued in Asian markets - particularly China - while Europe and the Americas were mixed. The Middle East and Africa showed increased investment activity.

First quarter orders increased 7 percent compared with the same period in 2001, as base orders showed double-digit improvement. Order growth was fuelled by Power Transformers, while Distribution Transformers showed modest growth and High-Voltage Technology was negatively impacted by the timing of large orders. Compared with the fourth quarter of 2001, orders grew by 21 percent on increased demand and higher product sales across all business areas.

Revenues were up 21 percent for the first quarter of 2002, mainly driven by double-digit growth in High-Voltage Technology and Power Transformers. Revenues increased substantially despite an 8 percent reduction in the division's workforce since June 2001, indicating good progress in its productivity program.

Despite significantly higher restructuring charges, EBIT increased 6 percent and EBIT margin declined to 6.7 percent. Excluding restructuring, EBIT increased by about 40 percent.

Automation Technology Products

--------------------------------------------------------------------------------------------------------
   US$ in millions, except where         Jan - March     Jan- March         Change            Change
             indicated                          2002           2001                           in local
                                                                                              currencies
---------------------------------------------------------------------------------------------------------
Orders                                         1,320            1,419              - 7%             - 3%
---------------------------------------------------------------------------------------------------------
Revenues                                       1,221            1,276              - 4%           +/- 0%
---------------------------------------------------------------------------------------------------------
EBIT                                              81              112             - 28%            - 25%
---------------------------------------------------------------------------------------------------------
EBIT margin                                     6.6%             8.8%
---------------------------------------------------------------------------------------------------------

Demand for automation products was weak overall during the first quarter, although some sectors - for example, robotics and drives - showed the first signs of recovery from very depressed levels in the second half of 2001. In particular, U.S. markets remained slow, while Asia - particularly China -

continue to grow.

First quarter orders were down 3 percent compared with the same period in 2001, with all business areas reporting lower volumes. Compared with the fourth quarter, order intake showed an 11 percent increase on strong growth in Drives and Power Electronics and Motors and Machines, with a more modest increase in Low-Voltage Products. Order intake in Control and Instrumentation as well as Robotics was slightly down from the fourth quarter of 2001.

Revenues were flat quarter-on-quarter, but declined 7 percent from the fourth quarter 2001.

EBIT dropped 25 percent compared with the first quarter of 2001 mainly on as a result of the timing of restructuring charges. Accordingly, EBIT margin declined to 6.6 percent. Compared with the fourth quarter, EBIT increased sharply due to lower restructuring charges and the first benefits of an 8 percent job reduction during the second half of 2001.

Financial Services


-----------------------------------------------------------------------------------------------------

   US$ in millions, except      Jan - March    Jan- March            Change           Change
     where indicated                   2002          2001                             in local
                                                                                      currencies
-----------------------------------------------------------------------------------------------------
Revenues                               336           479             - 30%             - 27%
-----------------------------------------------------------------------------------------------------
EBIT                                    82            84              - 2%              + 3%
-----------------------------------------------------------------------------------------------------

General interest rates trended upward, with reduced volatility in foreign exchange markets. Insurance premiums were higher than last year, as insurance companies recouped September 11 losses.

Revenues dropped 27 percent compared with the first quarter of 2001, mainly due to run-off of the Scandinavian Re portfolio and associated lower premium and investment income. Treasury Centers also reported lower revenues as a result of flat trading markets.

First quarter EBIT increased 3 percent, as a good technical result in Insurance was somewhat offset by lower investment results. Structured Finance reported strong earnings from Swedish Export Credit (SEK). Equity Ventures and Treasury Centers reported moderately lower earnings compared with the same period last year.

Corporate/Other

------------------------------------------------------------------------------------------------------
         US$ in millions, except where indicated           Jan - March 2002       Jan- March 2001
------------------------------------------------------------------------------------------------------

                       EBIT                                          - 95                   - 79
------------------------------------------------------------------------------------------------------
    New Ventures                                                      -21                   - 20
------------------------------------------------------------------------------------------------------
    Corporate R & D                                                   -18                   - 21
-------------------------------------------------------------------------------------------------------
    Group Processes                                                   -30                   - 12
------------------------------------------------------------------------------------------------------
    Real estate                                                        12                     18
------------------------------------------------------------------------------------------------------
    Elimination of AFS interest income                                -36                   - 30
------------------------------------------------------------------------------------------------------
    Other Corporate                                                   -62                   - 15
------------------------------------------------------------------------------------------------------
    Capital Gains                                                      60                      1
------------------------------------------------------------------------------------------------------

For the first quarter, total operating costs from Corporate/Other increased to US$ 95 million. Corporate Research and Development costs decreased, mainly due to the reduction of overlapping projects. As a result of consolidating processes across group companies, expenses for Group Processes increased.

Other Corporate mainly includes costs for the corporate functions provided by group holding companies. In the first quarter of 2002, it also includes a non-recurring recovery of a prior period cost of US$ 38 million (net of expected tax costs), offset by non-recurring costs of US$ 45 million, principally relating to inventory and land.

Most of the capital gain recorded in the first quarter of 2002 relates to the divestment of the Air Handling business.

Reporting dates

The remaining quarterly reporting dates in 2002 for ABB Ltd are scheduled for July 24 and October 24.

The company will host a conference call for analysts and investors to discuss its first quarter results today at 15:00 Central European Time. Teleconference callers should dial +41 91 610 4111 in Europe and +1 412 858 4600 in the U.S. and Canada. The facility is also available to the media on a "listen only" basis.

The 2002 first quarter results release and presentation slides will be available from the morning of Wednesday, April 24th on the ABB Investor Relations homepage at www.abb.com/investorrelations.

The audio playback of the conference call will be available for 72 hours following the conference call on +41 91 610 2500 (Europe) and +1 412 858 1440 in the U.S. and Canada. The PIN number is 605#.

ABB (www.abb.com) is a global leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. ABB has 152,000 employees in more than 100 countries.

This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB's filings with the U.S. Securities and Exchange Commission. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.



For more information please contact:


--------------------------------------------------------------------------------
Media Relations:                        Investor Relations:
--------------------------------------------------------------------------------
ABB Corporate Communications, Zurich    Switzerland: Tel. +41 43 317 38 04
--------------------------------------------------------------------------------
Thomas Schmidt                          Sweden: Tel. +46 21 325 719
--------------------------------------------------------------------------------
Tel:  +41 43 317 6492                   USA: Tel. + 1 203 750 7743
--------------------------------------------------------------------------------
Fax: +41 43 317 6494                    investor.relations@ch.abb.com
--------------------------------------------------------------------------------
media.relations@ch.abb.com
--------------------------------------------------------------------------------

                                     ABB Ltd
                     Summary Consolidated Income Statements


                                                                                          January - March
                                                                              ---------------------------------------

                                                                                     2002                 2001
                                                                                   -------               ------
                                                                                             (Unaudited)
                                                                                   (in millions, except per share data)
Revenues.................................................................          $      5,149        $      5,380
Cost of sales............................................................                (3,913)             (3,982)
                                                                                  --------------       --------------
Gross profit.............................................................                 1,236               1,398
Selling, general and administrative expenses.............................                (1,007)             (1,054)
Amortization expense.....................................................                   (12)                (58)
Other income, net........................................................                    18                  48
                                                                                  --------------       --------------
Earnings before interest and taxes.......................................                   235                 334
Interest and dividend income.............................................                   102                 142
Interest and other finance expense.......................................                  (151)               (180)
                                                                                  --------------       --------------
Income from continuing operations before taxes and minority interest.....                   186                 296
Provision for taxes......................................................                   (57)                (87)
Minority interest........................................................                   (21)                 (8)
                                                                                  --------------       --------------
Income from continuing operations........................................                   108                 201
Extraordinary gain on debt extinguishment, net of tax....................                     6                 ---
Cumulative effect of  change in accounting principles (SFAS 133),
net of tax...............................................................                   ---                 (63)
                                                                                  --------------       --------------
Net income...............................................................          $        114        $        138
                                                                                  ==============       ==============

Weighted average shares outstanding......................................                 1,113               1,172
Dilutive potential shares................................................                   ---                   5
                                                                                  --------------       --------------
Diluted weighted average shares outstanding..............................                 1,113               1,177
                                                                                  ==============       ==============

Basic earnings per share:
    Income from continuing operations....................................          $      0.10         $       0.17
    Net income...........................................................          $      0.10         $       0.12

Diluted earnings per share:
    Income from continuing operations....................................          $      0.10         $       0.17
    Net income...........................................................          $      0.10         $       0.12




                                     ABB Ltd
                       Summary Consolidated Balance Sheets
                                                                                 At March 31,       At December 31,
                                                                                     2002                 2001
                                                                                --------------      ---------------
                                                                                 (Unaudited)            (Audited)
                                                                                           (in millions)
Cash and equivalents.....................................................          $      3,992        $      2,767
Marketable securities....................................................                 2,591               2,946
Receivables, net.........................................................                 8,277               8,368
Inventories, net.........................................................                 3,201               3,075
Prepaid expenses and other...............................................                 1,973               2,358
                                                                                  ---------------      --------------
Total current assets.....................................................                20,034              19,514
Financing receivables, non-current.......................................                 4,399               4,263
Property, plant and equipment, net.......................................                 3,045               3,003
Goodwill and other intangible assets, net................................                 3,284               3,299
Investments and other....................................................                 2,277               2,265
                                                                                  ---------------      --------------
Total assets.............................................................          $     33,039        $     32,344
                                                                                  ===============      ==============

Accounts payable, trade..................................................          $      3,916        $      3,991
Accounts payable, other..................................................                 2,442               2,710
Short-term borrowings and current maturities of long-term borrowings.....                 6,683               4,747
Accrued liabilities and other............................................                 7,091               7,587
                                                                                  ---------------      --------------
Total current liabilities................................................                20,132              19,035
Long-term borrowings.....................................................                 4,387               5,043
Pension and other related benefits.......................................                 1,687               1,688
Deferred taxes...........................................................                 1,387               1,360
Other liabilities........................................................                 2,990               2,989
                                                                                  ---------------      --------------
Total liabilities........................................................                30,583              30,115
Minority interest........................................................                   217                 215
  Capital stock and additional paid-in capital (1,280,009,432
   shares authorized, 1,200,009,432 shares issued).......................                 2,028               2,028
     Retained earnings...................................................                 3,549               3,435
  Accumulated other comprehensive income.................................                (1,588)             (1,699)
  Treasury stock, at cost (86,875,616 shares)............................                (1,750)             (1,750)
                                                                                  ---------------      --------------
Total stockholders' equity...............................................                 2,239               2,014
                                                                                  ---------------      --------------
Total liabilities and stockholders' equity...............................          $     33,039        $     32,344
                                                                                  ===============      ==============

                                     ABB Ltd
                  Summary Consolidated Statements of Cash Flows



                                                                                          January - March
                                                                                  ------------------------------
                                                                                     2002                 2001
                                                                                  ---------             --------
                                                                                            (Unaudited)
                                                                                           (in millions)

Operating activities
Income from continuing operations........................................        $     108           $     201
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
    Depreciation and amortization........................................              152                 190
    Restructuring provisions.............................................               24                  (8)
    Pension and post-retirement benefits.................................                1                   1
    Deferred taxes.......................................................                6                  26
    Net gain from sale of  property, plant and equipment.................               (3)                 (2)
    Other................................................................              (40)                (61)
    Changes in operating assets and liabilities
           Marketable securities (trading)...............................               66                 (36)
           Trade receivables.............................................              347                  83
           Inventories...................................................             (164)               (342)
           Trade payables................................................              (33)                100
           Other assets and liabilities, net.............................             (602)               (369)
                                                                                --------------      -------------

Net cash used in operating activities....................................        $    (138)          $    (217)
                                                                                --------------      -------------

Investing activities
Changes in financing receivables.........................................             (153)               (540)
Purchases of marketable securities (other than trading)..................             (836)               (890)
Purchases of property, plant and equipment...............................             (152)               (189)
Acquisitions of businesses (net of cash acquired)........................              (10)                (19)
Proceeds from sales of marketable securities (other than trading)........            1,103               1,022
Proceeds from sales of property, plant and equipment.....................               23                  23
Proceeds from sales of businesses (net of cash disposed).................              170                   8
                                                                                --------------      -------------

Net cash provided by (used in) investing activities......................        $     145           $    (585)
                                                                                --------------      -------------
Financing activities
Changes in borrowings ...................................................            1,336               2,476
Treasury and capital stock transactions..................................              ---                (579)
Dividends paid...........................................................              ---                (502)
Other....................................................................              (69)                (24)
                                                                                --------------      -------------

Net cash provided by financing activities................................        $   1,267           $   1,371
                                                                                --------------      -------------
Net cash used in discontinued operations.................................              (43)                (62)
Effects of exchange rate changes on cash and equivalents.................               (6)                (44)
                                                                                --------------      -------------

Net change in cash and equivalents.......................................            1,225                 463
Cash and equivalents (beginning of year).................................            2,767               1,397
                                                                                --------------      -------------
Cash and equivalents (end of period).....................................        $   3,992           $   1,860
                                                                                ==============      =============

Interest paid............................................................        $     137           $     177
Taxes paid...............................................................        $      43           $     122


     ABB Ltd notes to summary consolidated financial statements (Unaudited)
                  (US$ in millions, except per share amounts)



Note 1  Developments in the three months ended:

     o    Annual general meeting
          At the Company's annual general meeting held on March 12, 2002, the Company's shareholders approved the resolution to not pay a dividend in 2002. In addition, shareholders approved the resolution to not effect a capital reduction of 24 million shares purchased during the first half of 2001, as a result of changed market conditions.

     o    Restructuring program
          In July 2001, the Company announced a restructuring program anticipated to extend over 18 months. This restructuring program was initiated in an effort to simplify product lines, reduce multiple location activities and perform other downsizing in response to consolidation of major customers in certain industries.

          As of March 31, 2002, the Company recognized charges of $47 million relating to workforce reductions and $6 million relating to lease terminations and other exit costs associated with the restructuring program. These costs are included in other income (expense), net. Based on analysis, Management's estimate has been revised resulting in a $10 million reduction in the amounts accrued for lease terminations and other exit costs. This revision is recognized as a component of other income (expense), net. Termination benefits of $24 million were paid in the first quarter of 2002 to approximately 600 employees and $8 million was paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. At March 31, 2002, accrued liabilities included $102 million for termination benefits and $28 million for lease terminations and other exit costs.

          As a result of the Company's restructuring, certain assets have been identified as impaired or will no longer be used in continuing operations. The Company recorded $12 million to write down these assets to net realizable value. These costs are included in other income (expense), net.

     o    Borrowings
          The Company's total borrowings outstanding at December 31, 2001, amounted to $9,790 million, of which $3,297 million was in the form of commercial paper with an average interest rate of 2.7%. In March 2002, the Company drew down $2,845 million, at an interest rate of 4.7%, from a $3 billion committed bank facility established in December 2001, using a portion of these proceeds to reduce its outstanding commercial paper borrowings to $1,536 million at March 31, 2002.


     o    Commitments and contingencies

          Asbestos related claims

          A subsidiary of the Company has followed a practice of maintaining a reserve to cover its estimated settlement costs for asbestos claims and an asset representing estimated insurance reimbursement. The reserve represents an estimate of the costs associated with asbestos claims, including defense costs, based upon historical claims trends, available industry information and incidence rates of new claims. At December 31, 2001, the subsidiary had reserved approximately $940 million, for asbestos-related claims. The subsidiary also recorded receivables of approximately $150 million at December 31, 2001, for probable insurance recoveries. Allowances against the insurance receivables are established at such time as it becomes likely that insurance recoveries are not probable. New claims filed during the first three months of 2002 were approximately 14,300, a decrease of 5% compared to the fourth quarter of 2001. Of the approximately 13,400 claims settled during the period, more than 50% were settled without payment. Settlement costs prior to insurance reimbursement were $51 million, up from $37 million in the first three months of 2001. As a result of intensified efforts to identify and settle valid claims and dispute claims that appear baseless, the number of pending claims remained at approximately 94,000 at the end March 2002. Trends as regards new claim filings, claims settled and cash settlements cannot be estimated reliably based on the first quarter developments, and consequently no additional charges have been recorded.



Note 2  Significant Accounting Policies

The summary consolidated financial information is prepared on the basis of United States (U.S.) generally accepted accounting principles (USGAAP) and is presented in U.S. dollars ($) unless otherwise stated. Data for orders and number of employees are shown for purposes of presenting additional disclosure and are not required disclosure under USGAAP.

Par value of capital stock is denominated in Swiss francs (CHF). The summary financial information as of March 31, 2002 should be read in conjunction with the December 31, 2001 financial statements contained in the Company's Annual Report.

At the Company's annual general meeting held on March 20, 2001, the Company's shareholders approved a four-for-one share split. The share split became effective as of May 7, 2001. All per share amounts in the consolidated financial statements have been presented as if the share split had occurred as of the earliest period presented.

New accounting standards


The Company accounted for the adoption of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, as a change in accounting principle. Based on the Company's derivative positions at January 1, 2001, the Company recognized the cumulative effect of the accounting change as a loss of $63 million, net of tax, in the consolidated income statement and a reduction of $41 million, net of tax, in accumulated other comprehensive income (loss).

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations, and Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets, which modify the accounting for business combinations, goodwill and identifiable intangible assets. All business combinations initiated after June 30, 2001, must be accounted for by the purchase method. Goodwill from acquisitions completed after that date will not be amortized. The Company is required to test all goodwill for impairment as of January 1, 2002, and record a transition adjustment if impairment exists. The Company does not expect to record a material transition adjustment in connection with such impairment testing in 2002. As of January 1, 2002, goodwill has no longer been amortized but will be charged to operations when specified tests indicate that the goodwill is impaired. The Company recognized goodwill amortization expense of $46 million in the three months ended March 31, 2001. Accordingly, income from continuing operations and net income would have been $247 million ($0.21 per share) and $184 million ($0.16 per share), respectively, in the three months ended March 31, 2001, if the Company had not recognized amortization expense for goodwill that is no longer being amortized in accordance with SFAS 142.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement supersedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-lived Assets to Be Disposed Of, while retaining many of its requirements regarding impairment loss recognition and measurement. In addition, the new Statement requires the use of one accounting model for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. The Company adopted this statement on January 1, 2002. The impact of adopting SFAS 144 was not material, although the Company expects to present more disposals as discontinued operations as a result of adopting SFAS 144.

Note 3  Summary of Consolidated Stockholders' Equity


Stockholders' equity at January 1, 2002.........................................            $2,014
Comprehensive income:
Net income......................................................................   114
Foreign currency translation adjustments........................................    69
Unrealized gain on available-for-sale securities, net of tax....................    10
Derivatives qualifying as hedges (SFAS 133), net of tax.........................    32
                                                                                  ------
Total comprehensive income......................................................               225
                                                                                            ------
Stockholders' equity at March 31, 2002..........................................            $2,239
                                                                                            ======

Note 4  Segment and Geographic Data

During 2001, the Company realigned its worldwide enterprise around customer groups, replacing its former business segments with four end-user divisions, two channel partner divisions, and a financial services division. The four end-user divisions - Utilities, Process Industries, Manufacturing and Consumer Industries, and Oil, Gas and Petrochemicals - serve end-user customers with products, systems and services. The two channel partner divisions - Power Technology Products and Automation Technology Products - serve external channel partners such as wholesalers, distributors, original equipment manufacturers and system integrators directly and end-user customers indirectly through the end-user divisions. The Financial Services division provides services and project support for the Company as well as for external customers.

     o The Utilities division serves electric, gas and water utilities - whether state-owned or private, global or local, operating in liberalized or regulated markets - with a portfolio of products, services and systems. The division's principal customers are generators of power, owners and operators of power transmission systems, energy traders and local distribution companies.

     o The Process Industries division serves the chemical, gas, life sciences, marine, metals, minerals, mining, cement, paper, petroleum, printing and turbocharging industries with process-specific products and services combined with the Company's power and automation technologies.

     o The Manufacturing and Consumer Industries division sells products, solutions and services that improve customer productivity and competitiveness in areas such as automotive industries, telecommunications, consumer goods, food and beverage, product and electronics manufacturing, airports, parcel and cargo distribution, and public, industrial and commercial buildings.

     o The Oil, Gas and Petrochemicals division supplies a comprehensive range of products, systems and services to the global oil, gas and petrochemicals industries, from the development of onshore and offshore exploration technologies to the design and supply of production facilities, refineries and petrochemicals plants.

     o The Power Technology Products division covers the entire spectrum of technology for power transmission and power distribution including transformers, switchgear, breakers, capacitors and cables as well as other products, platforms and technologies for high- and medium-voltage applications. Power technology products are used in industrial, commercial and utility applications. They are sold through the Company's end user divisions as well as through external channel partners, such as distributors, contractors and original equipment manufacturers and system integrators.

     o The Automation Technology Products division provides products, software and services for the automation and optimisation of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, power electronics, robots, and low-voltage products, all geared toward one common industrial IT architecture for real-time automation and information solutions throughout a business. These technologies are sold to customers through the end-user divisions as well as through external channel partners such as wholesalers, distributors, original equipment manufacturers and system integrators.

     o The Financial Services division supports the Company's business and customers with financial solutions in structured finance, leasing, project development and ownership, financial consulting, insurance and treasury activities.

The Company evaluates performance of its divisions based on earnings before interest and taxes (EBIT), which excludes interest and dividend income, interest expense, provision for taxes, minority interest, and income from discontinued operations, net of tax. In accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company presents division revenues, depreciation and amortization, EBIT, and net operating assets, all of which have been restated to reflect the changes to the Company's internal structure, including the effect of increased inter-division transactions. Accordingly, division revenues and EBIT are presented as if certain historical third-party sales by subsidiaries in the product divisions had been routed through other divisions as they would have been under the new customer-centric structure. Management has restated historical division financial information in this way to allow analysis of trends in division revenues and margins on a basis consistent with the Company's new internal structure and transaction flow.

Recent developments

In line with the Company's strategy to focus on power and automation technologies for utility and industry customers, the Company announced it intends to divest the Building Systems business area, currently part of the Manufacturing and Consumer Industries division. The other three business areas in the Manufacturing and Consumer Industries division will be combined with the Process Industries division into a new Industries division.

Segment data

                                      Orders received            Revenues
                                      January - March         January - March
                                    --------------------    --------------------
                                      2002        2001        2002        2001
                                    --------    --------    --------    --------
Utilities.......................    $ 1,455     $ 1,700     $ 1,075     $ 1,196
Process Industries..............        808       1,055         633         775
Mfg and Consumer Industries.....        959       1,337         841       1,163
Oil, Gas and Petrochemicals.....        627         961         972         769
Power Technology Products.......      1,133       1,105         992         855
Automation Technology Products        1,320       1,419       1,221       1,276
Financial Services..............        336         479         336         479
Corporate/ Other (1)............     (1,115)     (1,270)       (921)     (1,133)
                                    --------     -------    --------    --------
Total...........................    $ 5,523     $ 6,786     $ 5,149     $ 5,380
                                    ========    ========    ========    ========

                                           EBIT              Depreciation and
                                    (operating income)         amortization
                                     January - March          January - March
                                    --------------------    --------------------
                                      2002       2001        2002         2001
                                    --------    --------    --------    --------
Utilities.......................    $    32    $    40     $    12      $    18
Process Industries..............         30         35           9           17
Mfg and Consumer Industries.....         (6)        37           6           12
Oil, Gas and Petrochemicals.....         45         41          11           17
Power Technology Products.......         66         64          32           29
Automation Technology Products           81        112          41           61
Financial Services..............         82         84           4            6
Corporate/Other (1).............        (95)       (79)         37           30
                                    --------     -------    --------    --------
Total...........................    $   235    $   334     $   152      $   190
                                    ========    ========    ========    ========


                                            Net operating assets (2)                    Number of employees
                                       -----------------------------------      ------------------------------------
                                       March 31, 2002    December 31, 2001      March 31, 2002     December 31, 2001
                                       --------------    -----------------      --------------     -----------------
Utilities........................         $   909            $    795               16,265               15,745
Process Industries...............             866                 738               15,895               15,937
Mfg and Consumer Industries......             258                 249               25,426               29,455
Oil, Gas and Petrochemicals......             448                 315               13,490               13,471
Power Technology Products........           1,454               1,311               28,060               27,555
Automation Technology Products...           2,643               2,558               39,283               39,834
Financial Services...............          11,389              10,926                1,230                1,220
Corporate/Other (1)..............          (3,689)             (3,114)              12,180               13,648
                                          --------            --------             -------              -------
Total............................         $14,278             $13,778              151,829              156,865
                                          ========            ========             =======              =======

(1)  Includes adjustments to eliminate inter-division transactions.

(2) Net operating assets is calculated based upon total assets (excluding cash and equivalents, marketable securities, current loans receivable, taxes and deferred charges) less current liabilities (excluding borrowings, taxes, provisions and pension-related liabilities).

Geographic Information

                                     Orders received 1)        Revenues 1)
                                      January - March        January - March
                                     ------------------      -----------------
                                      2002       2001         2002       2001
                                     ------     ------       ------     ------
Europe..........................     $2,795     $3,699       $2,631     $2,940
The Americas....................      1,652      1,828        1,222      1,400
Asia............................        617        685          635        564
Middle East and Africa..........        459        574          661        476
                                     ------     ------       ------     ------
Total...........................     $5,523     $6,786       $5,149     $5,380
                                     ======     ======       ======     ======

1) Orders received and revenues have been reflected in the regions based on the location of the customer.

Note 5 Summary balance sheets of ABB Ltd Consolidated, ABB Group and Financial Services (unaudited)

In the balance sheet data appearing on this page, "ABB Ltd Consolidated" means the accounts of ABB Ltd and all its subsidiaries presented in a summarized form on the basis of US GAAP, with all significant intercompany balances eliminated in consolidation.The balance sheet data for "Financial Services" and "ABB Group" is reported on the same basis as management uses to evaluate segment performance which includes the following adjustments:

- "Financial Services" represents the accounts of all subsidiaries in the Company's Financial Services division, with net intercompany balances and certain capital contributions received from other subsidiaries of the Company presented on a one-line basis.


- "ABB Group" represents the accounts of ABB Ltd and all its subsidiaries other than those in the Company's Financial Services division, with net intercompany balances and the Company's investment in its Financial Services division presented on a one-line basis. For the purposes of this presentation, the Company's investment in its Financial Services division is accounted for under the equity method of accounting.


                                                 ABB Ltd Consolidated         ABB Group 1)         Financial Services
US $ in millions
                                             Mar 31, 2002   Dec 31, 2001   Mar 31, 2002   Dec 31, 2001   Mar 31, 2002   Dec 31, 2001
                                             ---------------------------------------------------------------------------------------
Cash and equivalents and marketable
  securities.............................      $ 6,583        $ 5,713        $ 2,699        $ 1,667        $ 3,884        $ 4,046
Receivables, net.........................        8,277          8,368          5,847          5,810          2,430          2,558
Inventories, net.........................        3,201          3,075          3,200          3,074              1              1
Prepaid expenses and other...............        1,973          2,358          1,114          1,169            859          1,189
                                               -------        -------        -------        -------        -------        -------
Total current assets.....................       20,034         19,514         12,860         11,720          7,174          7,794
                                               -------        -------        -------        -------        -------        -------
Financing receivables, non-current.......        4,399          4,263            545            452          3,854          3,811
Property, plant and equipment, net.......        3,045          3,003          2,967          2,938             78             65
Goodwill and other intangible assets,
net......................................        3,284          3,299          3,201          3,217             83             82
Investments and other....................        2,277          2,265          1,585          1,601            692            664
Net intercompany balances................            -              -            634              -            940          2,106
                                               -------        -------        -------        -------        -------        -------
Total assets.............................      $33,039        $32,344        $21,792        $19,928        $12,821        $14,522
                                               =======        =======        =======        =======        =======        =======

Accounts payable, trade..................      $ 3,916        $ 3,991        $ 3,890        $ 3,956        $    26        $    35
Accounts payable, other..................        2,442          2,710          1,457          1,641            985          1,069
Short-term borrowings2)..................        6,683          4,747          3,288            240          3,395          4,507
Accrued liabilities and other............        7,091          7,587          4,060          4,285          3,031          3,302
                                               -------        -------        -------        -------        -------        -------
Total current liabilities................       20,132         19,035         12,695         10,122          7,437          8,913
                                               -------        -------        -------        -------        -------        -------
Long-term borrowings.....................        4,387          5,043          1,774          2,020          2,613          3,023
Pension and other related benefits.......        1,687          1,688          1,680          1,681              7              7
Deferred taxes...........................        1,387          1,360            664            575            723            785
Other liabilities........................        2,990          2,989          2,523          2,529            467            460
Net intercompany balances................            -              -              -            773              -              -
                                               -------        -------        -------        -------        -------        -------
Total liabilities........................       30,583         30,115         19,336         17,700         11,247         13,188
                                               -------        -------        -------        -------        -------        -------
Minority interest........................          217            215            217            214              -              1

Total stockholders' equity...............        2,239          2,014          2,239          2,014          1,574          1,333
                                               -------        -------        -------        -------        -------        -------
Total liabilities and stockholders'
  equity.................................      $33,039        $32,344        $21,792        $19,928        $12,821        $14,522
                                               =======        =======        =======        =======        =======        =======

1) ABB Industrial operations/holdings with equity accounting of participation in Financial Services

2)   Includes current maturities of long-term borrowings

3) Certain amounts reclassified to conform to the Company's current year presentation

ABB Ltd and Consolidated Subsidiaries
Three Months Ended March 2002
Appendix A - Historical Divisional Data

Restructuring & related asset writedowns     Q1/2002   Q4/2001    Q3/2001   Q2/2001    Q1/2001
Utilities                                      -2        -27        -1         0          4
Process industries                             -5        -27        -2         0          0
Manufacturing                                  -10       -15         1        -1          0
Oil, gas & petrochemicals                       0        -2         -6         0          0
Power technology                               -31       -41        -1        -5         -5
Automation products                            -12       -41        -4        -1          0
Financial services                              0         0          0         0          0
Corporate                                       5        -45         0        -8         -5
----------------------------------------------------------------------------------------------
Total                                          -55       -198       -13       -15        -6
----------------------------------------------------------------------------------------------

Non-recurring goodwill amortization (SFAS 142)      Q1/2002   Q4/2001   Q3/2001    Q2/2001   Q1/2001
Utilities                                              0        -6        -6         -6        -6
Process industries                                     0        -9        -9         -8        -8
Manufacturing                                          0        -3        -2         -2        -3
Oil, gas & petrochemicals                              0        -9        -7         -8        -8
Power technology                                       0         2        -1         -1        -1
Automation products                                    0        -15       -15        -14       -14
Financial services                                     0        -2        -2         -2        -2
Corporate                                              0        -9        -4         -3        -4
-----------------------------------------------------------------------------------------------------
Total                                                  0        -55       -46        -44       -46
-----------------------------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ABB LTD

Date:  May 14, 2002                            By: /s/  BEAT HESS
                                                  ------------------------------
                                                  Name:   Beat Hess
                                                  Title:  Group Senior Officer

                                               By: /s/ HANS ENHORNING
                                                  ------------------------------
                                                  Name:  Hans Enhorning
                                                  Title: Group Vice President